Exhibit 99.5

What is the transaction with Digital Realty Trust that was announced today?

Today we announced that DFT and Digital Realty have agreed to merge the two companies in a transaction that will result in Digital Realty acquiring DFT. We believe that as part of Digital Realty, our stockholders will continue to realize the benefits of our high-quality portfolio, with the added benefits of belonging to an even greater data center network with a truly global footprint and a well-diversified customer base.

How did this transaction come about? Was the company “up for sale”?

No, the company was not on the market for sale or merger. Digital Realty approached our Board of Directors with a written offer. The Board of Directors carefully evaluated the offer and, after much consideration and negotiation, determined that this combination would be the best course for the company and its stockholders.

Will the merger definitely occur?

The completion of this transaction requires the approval of both the DFT and Digital Realty stockholders. If the merger is approved by both sets of stockholders and certain other conditions are met, the merger will occur. However, there is a chance that the merger may not occur and DFT will continue as a standalone business.

When would the merger occur and what is the process for preparing for the merger?

We expect that meetings of the stockholders of each company to consider the proposed merger will be scheduled for later this summer. If approved and if certain other conditions are met, the merger is likely to occur shortly after the stockholder meetings. Although DFT remains an independent company until the merger is completed, there will be some activity to prepare for Digital Realty acquiring DFT. You may see representatives of Digital Realty in our headquarters or on site, working with our management team to ensure as smooth a transition as is possible, should the merger occur.

Until the merger has been completed, will the two companies continue to compete against each other?

Yes. Until the merger has been completed, both companies will continue to compete for customers, to serve their respective customers, and to build and maintain customer loyalty.

Will we halt our design and development processes?

We expect to continue working just as hard as we always have to meet all our associated deadlines and fulfill our obligations. Again, we will work “business as usual” in all areas of the business.

How will the transition process be managed to ensure no disruption to services or our customers?

We are in the process of communicating the announcement about the merger to our customers, with assurances that DFT will continue “business as usual” unless and until the merger is completed, and that a smooth and seamless transition will be planned and implemented once the merger is completed.

Have clients, vendors and business partners been contacted about the transaction and our business going forward?

We are in the process of communicating with each client, key vendors, and the general contractors and subcontractors of our development projects. As with our customers, we plan to provide assurances that DFT will continue “business as usual” unless and until the merger is completed.

What happens next?

DFT remains an independent company unless and until the merger is completed. Consequently, just as we always have done, we expect to each continue to do our jobs, and honor our commitments to our stakeholders: our customers, our stockholders, our vendors, and our contractors.

Am I going to lose my job because of the merger?

We know that job security is a very real concern for every employee. Digital Realty will put together an organizational chart for the combined companies as part of their efforts over the next couple of months. We believe there will be opportunities for some DFT employees to continue employment as an employee of Digital Realty, but we do not know what specific opportunities will be available or to whom they will be offered at this time.

We have put in place a Severance Benefit Plan to provide severance to any DFT employee whose employment is terminated without cause within three months prior to or 12 months following the closing of the merger. Under this plan, if the Digital Realty/DFT merger is completed and if, within three months prior to or 12 months following the merger closing date, your employment is terminated without cause (e.g., you commence employment with Digital Realty on the closing of the merger and are terminated without cause within 12 months), you will receive a severance package to help you with your transition to new employment. The severance package includes:

•	A lump sum severance payment equal to six months of your base salary (for part-time employees, the severance payment will be calculated assuming a 20-hour work week during that 6-month period);

•	if you are a participant in DFT’s Short-Term Incentive Compensation Plan, then you will receive a pro rata payment equal to your target bonus for the number of days that you were employed during the year, and if you are a participant in DFT’s Sales Incentive Plan, all commissions related to transactions in which a definitive lease has been executed will be deemed “earned” and you will receive all unpaid commissions for those definitive leases; and

•	if you timely elect and if you remain eligible for continued coverage under COBRA, Digital Realty will pay your insurance premiums for the continuation of medical care coverage under COBRA during the three-month period after the date of termination (provided that such payments will cease if you become eligible for benefits under a group health plan of another employer).

Is there anything else I need to do to receive these severance benefits?

Yes, to receive these benefits, you must sign a standard release. Everyone will receive the same release. You may view this document in advance by requesting a copy from Kathy Murphy.

Explain to me how COBRA insurance coverage would work?

If your employment is terminated as described above, you may enroll in COBRA insurance coverage for up to 18 months. You will have comparable coverage to the coverage you currently have if you have coverage under DFT’s insurance program, but you must pay the total amount of the premium (instead of what you have been paying under our benefits plan, which is 20% of the total premium). As described above, the severance benefit plan provides that Digital Realty will pay the entire premium for the first three months of COBRA coverage – meaning you will pay nothing during those three months.

If I remain employed with Digital Realty following the closing of the merger, what level of pay and benefits will I receive during my employment with Digital Realty?

The Digital Realty/DFT merger agreement provides that, for 2017 and 2018, DLR will maintain your current base salary or hourly wage rate. In addition, for 2017, DLR will maintain your current bonus target, and, for 2018, DLR will provide you with annual cash bonus opportunities that are no less favorable than the opportunities provided to similarly situated Digital Realty employees. For 2017 and 2018, DLR will also provide you with health and welfare benefits that are no less favorable, in the aggregate, than either the benefits provided to you prior to the closing of the merger or the benefits provided to similarly situated Digital Realty employees, as determined by Digital Realty. For the following years, your compensation may be adjusted to match similarly situated Digital Realty employees.

Will Digital Realty pay my bonus for the entire year of 2017 if I am still working for them at year end? Will I have the same bonus plan with them going forward?

If you are still in their employ at year end, Digital Realty will pay your bonus, with your minimum bonus paid at target, for the calendar year of 2017. In 2018, Digital Realty must provide you with cash bonus opportunities no less favorable than those provided to similarly situated Digital Realty employees. There will be Digital Realty human resource professionals available during these few months before the closing, and they will be able to answer questions relative to continued employment with Digital Realty.

Explain what happens to my stock if this merger is completed.

Upon completion of the merger, all DFT stock will convert into Digital Realty stock at an exchange ratio of 0.545 shares of Digital Realty stock for every share of DFT stock. This means that, if you own 200 shares of DFT stock, you will receive 109 shares of DLR stock.

Explain what happens to my unvested restricted stock if this merger is completed.

Upon completion of the merger, all your unvested DFT restricted stock will automatically vest, and that stock will convert into Digital Realty stock as described above.

What is the tax implication on my stock vesting?

The IRS views a stock vesting event as a taxable income event. We believe the tax implications of your stock vesting in connection with the merger will be similar to the tax implications of your annual grants vesting on March 1, 2017. You will be notified of your tax obligation, and then have an option to return shares to cover the taxes or to write a check for such taxes instead.

Does Digital Realty also offer stock as part of my compensation like DFT always has?

Digital Realty’s equity-based compensation practices are unclear to us. There will be DLR human resources professionals available/on site during the few months prior to the closing of the merger who will be able to answer questions relative to continued employment with DLR.

I fear I will lose my job. Can I look for a job while this is happening?

Of course, you always are free to seek new employment. That said, the management team, as well as DFT’s Board of Directors, realizes that you – our DFT employees – are the ones that will keep our business running during the pendency of this merger. It is our hope that you will stay employed with DFT until the merger has been completed. As such, we have adopted a business continuity plan, under which each of you will receive a financial award (a retention bonus) payable to you if you remain employed with DFT until the merger is completed, which is expected to be 3 to 5 months or so from today. Additionally, as discussed above, your unvested restricted stock awards will vest if you remain employed with DFT until the merger is completed. Your unvested restricted stock awards will not vest if you leave DFT prior to the merger. Kathy Murphy in Human Resources will meet with each of you personally to go over these matters.

Will I receive a partial retention bonus if I find a new job and cannot stay through the entire close of the sale?

No; to receive your retention bonus, you must stay through the closing of the transaction/merger. However, if your employment is terminated by DFT without cause prior to or upon the closing of the transaction/merger, and such termination is in connection with the transaction, then you will still be eligible to receive a retention bonus.

What if I choose to not continue employment with Digital Realty following the closing of the transaction?

If you stay through the transaction closing date, you will still receive your retention bonus, and your unvested restricted stock will vest. But if you are not severed, you will not receive the severance benefits described above. If you choose to not continue employment with Digital Realty following the transaction closing date, you are in effect, resigning, which is different than being terminated (or severed) by Digital Realty .

How will my job change during between now and the closing of the merger, if at all?

There should be no change in the essential duties of your job during this process other than you may be asked to provide information to Digital Realty or participate as a transition team member during the period between now and closing of the merger. During this time, Digital Realty will be continuing to conduct due diligence and learn more about DFT to ensure a seamless transition. You are still employed at DFT to do the job for which you were hired and our expectation is that there will be no change in those duties, or the services provided to our existing clients.

When will someone meet with me about my own situation during this merger?

Kathy Murphy will be making appointments to meet with each of you personally. Expect to hear from her, or to receive a calendar invitation in the next week to do so.

We plan to communicate often with updates, as we are permitted, and we welcome your questions and conversations around the process.

Additional Information and Where You Can Find It

Digital Realty and DFT each intend to file a proxy statement/prospectus in connection with the merger. Investors are urged to read carefully the applicable proxy statement/prospectus and other relevant materials because they contain important information about the merger. Investors may obtain free copies of these documents and other documents filed by Digital Realty or DFT with the SEC through the web site maintained by the SEC at www.sec.gov. Investors may obtain free copies of the documents filed with the SEC by Digital Realty by going to Digital Realty’s corporate website at www.digitalrealty.com or by directing a written request to: Digital Realty Trust, Inc., Four Embarcadero Center, Suite 3200, San Francisco, CA 94111, Attention: Investor Relations. Investors may obtain free copies of documents filed with the SEC by DFT by going to DFT’s corporate website at www.dft.com or by directing a written request to: DuPont Fabros Technology, Inc., 401 9th St. NW, Suite 600, Washington, DC 20004, Attention: Investor Relations. Investors are urged to read the applicable proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the merger.

Digital Realty and its directors and executive officers and DFT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of each of Digital Realty and DFT in connection with the merger. Information regarding the interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus referred to above. Additional information regarding certain of these persons and their beneficial ownership of Digital Realty common stock is also set forth in the Definitive Proxy Statement for Digital Realty’s 2017 Annual Meeting of Stockholders, which has been filed with the SEC. Additional information regarding certain of these persons and their beneficial ownership of DFT common stock is set forth in the Definitive Proxy Statement for DFT’s 2017 Annual Meeting of Stockholders, which has been filed with the SEC.

Note Regarding Forward-Looking Statements

This document contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the merger between DFT and Digital Realty; anticipated synergies and cost efficiencies of the merger; expectations regarding the financial performance, capitalization resources and ownership structure of the combined organization; Digital Realty’s continued listing on NYSE after the merger; the timing and nature of any financing in connection with or after the merger; the nature, strategy and focus of the combined organization; the executive and board structure of the combined organization; and expectations regarding voting by Digital Realty or DFT stockholders. Digital Realty and/or DFT may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in any forward-looking statements contained herein and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements, including the risks described in the “Risk Factors” section of Digital Realty’s and DFT’s periodic reports filed with the SEC. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments Digital Realty or DFT may enter into or make. Neither Digital Realty nor DFT assumes any obligation to update any forward-looking statements, except as required by law.